Exhibit 99.6

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:	Standard Chartered Bank (the “Facility Agent”)
Attention:	RaviKumar Eswar Tony Pinches

22 March 2024

IHS Holding 2024 SCB Term Loan – Amendment 1

Dear Sirs

1.Introduction

1.1

We refer to the US$270000,000 term loan facility agreement originally dated 8 March 2024, as amended from time to time, between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”) (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Request for Amendment
2.1	In accordance with Clause 38.1 (Required Consents) of the Facility Agreement, the Company hereby requests the consent of the Majority Lenders to the following amendment to the Facility Agreement:
2.2	Clause 20.2(a) (Interest Cover Ratio) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“On each Quarter Date, the Interest Cover Ratio shall not be less than:

(i)	in respect of any Relevant Period, beginning with the Relevant Period ending 31 March 2024 and up to and including the Relevant Period ending 31 December 2024, 2.25:1; and
(ii)	in respect of any subsequent Relevant Period, 2.50:1.”
2.3	Clause 20.2(b) (Leverage Ratio) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“On each Quarter Date, the Leverage Ratio in respect of any Relevant Period shall not be greater than 4.75:1.”

3.	Amendment

With effect from the date of this Letter, each of the Lenders agrees to waive any breach of representation, warranty, undertaking, covenant, Default, or Event of Default under or in respect of any Finance Document resulting from this Letter.

4.	Miscellaneous
4.1	This Letter is a Finance Document.
4.2	From the date of this Letter, the Facility Agreement and this Letter shall be read and construed as one document.
4.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
4.4

No amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

4.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
4.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
5.	Governing law
5.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
5.2

Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ Steve Howden
Name: Steve Howden

Title: Authorised Signatory

For and on behalf of

IHS Holding Limited

/s/ Tony Pinches

Name: Tony Pinches

Title: Executive Director

For and on behalf of

Standard Chartered Bank as Facility Agent